

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 2, 2009

<u>VIA U.S. MAIL</u>

Mr. Kenichiro Nakai
Director, General Manager of Administration
Headquarters
Makita Corporation
3-11-8, Sumiyoshi-cho, Anjo City
Aichi Prefecture, Japan

  Re: **Makita Corporation**
     Form 20-F for the year ended March 31, 2008
     Filed July 10, 2008
     File No. 000-12602

Dear Mr. Nakai:

  We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

           Sincerely,

           Angela Crane
           Branch Chief